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2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200    Fax: (306) 956-6201    Web: www.cameco.com

Cameco Increases Stake in Bruce Power

Saskatoon, Saskatchewan, Canada, December 23, 2002

Cameco Corporation today announced that it has signed a binding heads of agreement (agreement) along with two Canadian partners, TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC), a trust established by Ontario Municipal Employees Retirement System (OMERS), to purchase 79.8% of Bruce Power Limited Partnership (Bruce Power) from British Energy plc (BE), which currently holds an 82.4% interest. The Power Workers’ Union and The Society of Energy Professionals (unions) will obtain the remaining 2.6%. In addition, the consortium of Cameco, TransCanada and OMERS will acquire the 50% interest that BE holds in Huron Wind, Ontario’s first commercial wind farm.

The agreement commits Cameco to purchase, for approximately $198 million (subject to minor closing adjustments) an additional 16.6% interest in Bruce Power, bringing its total interest to 31.6%. The agreement protects Cameco’s rights with respect to its existing 15% partnership interest, including limits on future capital and financial assurance requirements. Cameco also confirms its fuel supply management responsibility to Bruce Power has been retained.

Cameco will also provide $75 million representing its one-third share of $225 million in deferred rent payments to Ontario Power Generation Inc. (OPG) to be paid concurrent with the closing of the acquisition.

Upon closing, Cameco’s total commitment in financial assurances is estimated to be approximately $200 million, related to its share of the operating license from the Canadian Nuclear Safety Commission (CNSC), the lease with OPG and the power purchase agreements (PPAs) with large industrial customers. This commitment is subject to adjustment as the actual amounts of financial assurances in support of PPAs fluctuate in response to wholesale electricity market changes.

Cameco will fund the acquisition and the OPG deferred rent payments from cash and existing credit facilities. As a result, Cameco’s net debt to capitalization ratio will increase to about 20% upon closing.

The transaction meets Cameco’s investment return requirements and is expected to be accretive to Cameco’s earnings and cash flow upon closing. Depending on wholesale electricity prices in the Ontario market, Cameco anticipates after tax earnings from its total 31.6% share of Bruce Power to be in the $0.90 to $1.00 per share range in 2003. This forward-looking estimate is conditional on the following material assumptions:

•	establishing the effective date of the acquisition as January 1, 2003

•	restarting two Bruce A units on schedule (April and June)

•	achieving a combined forecasted capacity factor of 87%

Other nuclear generation risks that could impact this estimate are described at the end of this news release.

“We have been very pleased with our initial 15% investment in Bruce Power and we have worked very hard to build, with our partners, this made-in-Canada solution,” said Bernard Michel, chair and chief executive officer of Cameco. “We are delighted to be associated in this transaction with TransCanada and OMERS, two highly respected, large capitalization investors whose participation unquestionably strengthens Bruce Power.”

Financial close is expected by February 14, 2003, subject to a number of conditions, including the approval of BE’s shareholders, the consent of CNSC, receipt of favourable Canadian tax rulings and clearance under the Canadian Competition Act.

It is a further condition of closing that certain senior employees of Bruce Power not leave the employment of Bruce Power or announce their intention to do so. “We look forward to continue working with Bruce Power’s senior operations team. They have demonstrated great leadership and have achieved impressive operational and commercial success at Bruce Power,” Michel added.

TransCanada and BPC will each acquire a 31.6% interest in Bruce Power. The unions own a 2.6% interest in Bruce Power and will obtain an additional 2.6% at closing.

The resulting ownership of Bruce Power will therefore be as follows:

Cameco	31.6%
TransCanada	31.6%
BPC	31.6%
Unions	5.2%

“With this transaction, Bruce Power will find itself with financially strong owners and the management team will be able to dedicate its full attention to the continuing improvement of the power station performance and to the restart of the two Bruce A reactors,” said Michel. Subject to regulatory approvals, the anticipated restart of Bruce A reactors remains on schedule to meet Ontario’s peak summer demand and is estimated to cost about $400 million.

TransCanada is a leading North American energy company focused on natural gas transmission and power services. Upon closing, it will own, control or have under construction 4,150 megawatts of power generation capacity.

BPC, based in Toronto, Ontario, is owned by OMERS, one of Canada’s largest pension funds with $34 billion in assets under management.

Investor Conference Call

Cameco will hold an investor relations conference call on, Monday, December 23, 2002 from 10:00 a.m. to 11:00 a.m. Eastern time (9:00 a.m. to 10:00 a.m. Saskatoon time) to discuss this agreement.

The call will be open to all members of the investment community. Members of the media will be invited to listen but not ask questions. In order to join the conference call on Monday, December 23, please dial (416) 695-9753 or (877) 888-4210 (Canada and US). An operator will put your call through. Alternatively an audio feed of the conference call will be available on the web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call. Please pass this invitation to colleagues in your organization who have an interest in Cameco.

A recorded version of the proceedings will be available:

•	on our web site, www.cameco.com, shortly after the call, and

•	on post view until midnight on Monday, January 13 by calling (416) 695-9731 or (888) 509-0082 (no code required)

News Conference

Cameco will hold a news conference on Monday, December 23, 2002 at 11:00 a.m. Saskatoon time to discuss this agreement. It will be held at Cameco’s head office in Saskatoon at 2121 — 11th Street West.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Certain statements contained in this news release are forward looking and reflect Cameco’s views with respect to the future. Since forward-looking statements address future events and conditions, by their nature they involve inherent risks and uncertainties and are not guarantees of Cameco’s future performance or results. They are subject to various factors and assumptions which may cause actual results to differ materially from those expressed or implied by such forward-looking statements, including, but not limited to, wholesale electricity prices in Ontario; Ontario electricity rate regulations; the impact of the sales volume of electricity generated from the Bruce nuclear units; regulatory initiatives regarding deregulation, re-regulation or restructuring of the electric utility industry in Ontario; changes in government regulations and policies; effects of weather and other natural phenomena; failure to obtain necessary permits and approvals from government authorities, including an operating license from the CNSC for the Bruce A units; operating performance of the Bruce nuclear facilities, including the impact thereon of mechanical, equipment or structural problems; loss of revenue and increase in costs due to unexpected outages or longer than planned scheduled outages of any of the Bruce units; nuclear waste management and decommissioning; success of the planned restart of the Bruce A units and Bruce Power capacity factor improvement projects; and environmental, safety and operating risks associated with nuclear power. Some of these and other factors are discussed in greater detail in Cameco’s annual information form on file with the US Securities and Exchange Commission and Canadian securities regulatory authorities. Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release. Cameco is not obligated to update or revise any forward-looking statements, whether as the result of new information, future developments or otherwise.

- End -

For investor inquiries, please contact:	For media inquiries, please contact:

Bob Lillie Manager, Investor Relations Cameco Corporation Phone:(306) 956-6639 Fax:(306) 956-6318	Jamie McIntyre Director, Investor & Corporate Relations Cameco Corporation Phone:(306) 956-6337 Fax:(306) 956-6318

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